SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 21)


                         GOLDEN STATE BANCORP INC.
                     ----------------------------------
                              (Name of issuer)


                  Common Stock, par value $1.00 per share
            ---------------------------------------------------
                       (Title of class of securities)


                                381197 10 2
                 ------------------------------------------
                               (CUSIP number)


                             Barry F. Schwartz
                            35 East 62nd Street
                          New York, New York 10021
                               (212) 572-8600
            ----------------------------------------------------
               (Name, address and telephone number of person
             authorized to receive notices and communications)


                             February 21, 2002
                            -------------------
                       (Date of event which requires
                         filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

                             Page 1 of 10 Pages
                          Exhibit Index on Page 10


         -----------------------------------------------------------------------
         CUSIP No. 381197 10 2            13D
         -----------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Mafco Holdings Inc.
         -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                         (b) |_|
         -----------------------------------------------------------------------
3        SEC USE ONLY

         -----------------------------------------------------------------------
4        SOURCE OF FUNDS*
            WC
         -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              |_|
         -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
         -----------------------------------------------------------------------
                7     SOLE VOTING POWER

                                                    0
 NUMBER OF     -----------------------------------------------------------------
   SHARES       8        SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                                 42,949,525
    EACH       -----------------------------------------------------------------
 REPORTING      9        SOLE DISPOSITIVE POWER
   PERSON
    WITH                                            0
               -----------------------------------------------------------------
               10        SHARED DISPOSITIVE POWER

                                           42,949,525
         -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                           42,949,525
         -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              |_|
         CERTAIN SHARES*

         -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         31.6%
         -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
         -----------------------------------------------------------------------



         CUSIP No. 381197 10 2         13D

         -----------------------------------------------------------------------

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            GSB Investments Corp.
         -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                         (b) |_|
         -----------------------------------------------------------------------
3        SEC USE ONLY

         -----------------------------------------------------------------------
4        SOURCE OF FUNDS*
            WC
         -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              |_|
         -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
         -----------------------------------------------------------------------
                7       SOLE VOTING POWER

                                                    0
 NUMBER OF     -----------------------------------------------------------------
   SHARES       8        SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                                 42,949,525
    EACH       -----------------------------------------------------------------
 REPORTING      9        SOLE DISPOSITIVE POWER
   PERSON
    WITH                                            0
               -----------------------------------------------------------------
               10        SHARED DISPOSITIVE POWER

                                           42,949,525
         -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                           42,949,525
         -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              |_|
         CERTAIN SHARES*
         -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         31.6%
         -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------



         This statement amends and supplements the Statement on Schedule 13D, dated September 11, 1998, as amended by Amendment No. 1 thereto, dated December 30, 1998, Amendment No. 2 thereto, dated January 21, 1999 and Amendment No. 3 thereto, dated August 25, 1999, filed by (a) Mafco Holdings Inc., a Delaware corporation ("Mafco Holdings"), (b) GSB Investments Corp., a Delaware corporation and an indirect wholly owned subsidiary of Mafco Holdings ("Investments Corp."), (c) Ford Diamond Corporation, a Texas corporation ("FDC") and (d) Hunter's Glen/Ford, Ltd., a Texas limited partnership ("Hunter's Glen") and Amendment No. 4 thereto, dated December 17, 1999, Amendment No. 5 thereto, dated May 23, 2000, Amendment No. 6 thereto, dated August 30, 2000, Amendment No. 7 thereto, dated December 18, 2000, Amendment No. 8 thereto, dated December 20, 2000, Amendment No. 9 thereto dated December 21, 2000, Amendment No. 10 thereto dated December 29, 2000, Amendment No. 11 thereto dated January 3, 2001, Amendment No. 12 thereto dated March 9, 2001, Amendment No. 13 thereto dated September 28, 2001, Amendment No. 14 thereto dated October 26, 2001, Amendment No. 15 thereto dated November 19, 2001, Amendment No. 16 thereto dated November 29, 2001, Amendment No. 17 thereto dated December 21, 2001, Amendment No. 18 thereto dated December 28, 2001, Amendment No. 19 thereto dated January 25, 2002 and Amendment No. 20 thereto dated February 19, 2002 filed by (a) Mafco Holdings and (b) Investments Corp. (as so amended, the "Schedule 13D"), with respect to the common stock, par value $1.00 per share (the "Common Stock"), of Golden State Bancorp Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 135 Main Street, San Francisco, California 94105. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D unless otherwise defined.

Item 4.  Purpose of Transaction.
         ----------------------

         The following is added to the response to Item 4:

         On February 21, 2002 Mafco Holdings and Investments Corp. entered into a forward sale arrangement with JPMorgan Chase Bank ("JPMCB") and J.P. Morgan Securities Inc. ("JPMS") as its agent with respect to 1,000,000 shares of Common Stock, as described in a term sheet related thereto dated February 21, 2002 (the "Term Sheet").

         Pursuant to the Term Sheet, on February 27, 2002 Investments Corp. entered into a Stock Purchase Agreement with JPMCB and JPMS (the "Stock Purchase Agreement") with respect to such 1,000,000 shares of Common Stock for a payment of $19,683,803 (the "Proceeds Amount"). The Proceeds Amount is 67.15% of a $29,313,184 aggregate contract price ($29.3132 per share), with the difference representing principally a financing cost to Investments Corp. over the two year term of the transaction, as well as a fee component for JPMCB. The actual number of shares of Common stock (or cash equivalent thereof) to be delivered by Investments Corp. to JPMCB on February 27, 2004 (the "Maturity Date") will be determined pursuant to a formula described in Item 6 of this filing.

         The Reporting Persons acquired and continue to hold the shares of Common Stock reported herein for investment purposes. In this connection, the Reporting Persons expect to evaluate on an ongoing basis their investment in the Company, and may from time to time acquire or dispose of additional shares of Common Stock (in each case, depending upon general investment policies, market conditions and other factors) or formulate other purposes, plans or proposals regarding the Company or the Common Stock held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors. Any such acquisitions or dispositions may be made, subject to applicable law, in open market transactions, privately negotiated transactions or, in the case of dispositions, pursuant to a registration statement.


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         The following is added to the response to Item 5:

         (a) - (b) As of October 31, 2001, based upon the Company's quarterly report on Form 10-Q for the third quarter 2001, there were 135,755,712 outstanding shares of Common Stock. Subject to (i) the terms of the SAILS Agreement and the Pledge Agreement each dated December 19, 2000 with respect to 3,000,000 shares of Common Stock as reported in Amendment No. 8 to this Statement on Schedule 13D, (ii) the terms of the SAILS Agreement and the Pledge Agreement each dated December 28, 2000 with respect to 1,304,800 shares of Common Stock as reported in Amendment No. 10 to this Statement on Schedule 13D, (iii) the terms of the SAILS Agreement and the Pledge Agreement each dated March 8, 2001 with respect to 1,695,200 shares of Common Stock as reported in Amendment No. 12 to this Statement on
Schedule 13D, (iv) the terms of the SAILS Agreement and the Pledge Agreement each dated September 28, 2001 with respect to 1,000,000 shares of Common Stock as reported in Amendment No. 13 to this Statement on Schedule 13D, (v) the terms of the SAILS Agreement and the Pledge Agreement each dated October 24, 2001 with respect to 2,000,000 shares of Common Stock as reported in Amendment No. 14 to this Statement on Schedule 13D, (vi) the terms of the SAILS Agreement and the Pledge Agreement each dated November 16, 2001 with respect to 1,000,000 shares of Common Stock as reported in Amendment No. 15 to this Statement on Schedule 13D, (vii) the terms of the Stock Purchase Agreement and the Pledge Agreement each dated November 14, 2001, and the Pre-Pricing Acknowledgment dated November 14, 2001 and Pricing Schedule dated November 16, 2001 thereunder with respect to 1,000,000 shares of Common Stock as reported in Amendment No. 16 to this Statement on Schedule 13D, (viii) the terms of the SAILS Agreement and Pledge Agreement each dated December 19, 2001 with respect to 912,500 Shares of Common Stock as reported in Amendment No. 17 to this Statement on
Schedule 13D,(ix) the terms of the SAILS Agreement and Pledge Agreement each dated December 28, 2001 with respect to 1,000,000 Shares of Common Stock as reported in Amendment No. 18 to this Statement on Schedule 13D,
(x) the terms of the SAILS Agreement and Pledge Agreement each dated January 29, 2002 with respect to 1,585,000 Shares of Common Stock and the terms of the SAILS Agreement and Pledge Agreement each dated January 31, 2002 with respect to 415,000 Shares of Common Stock, each as reported in Amendment No. 19 to this Statement on Schedule 13D, (xi) the terms of the Stock Purchase Agreement and Pledge Agreement each dated February 12, 2002 with respect to 2,000,000 Shares of Common Stock as reported in Amendment No. 20 to this Statement on Schedule 13D and (xii) the terms of the Stock Purchase Agreement and Pledge Agreement each dated February 27, 2002 with respect to 1,000,000 Shares of Common Stock as reported in Amendment No. 21 to this Statement on Schedule 13D, Mafco Holdings and Investments Corp. may be deemed to share beneficial ownership of 42,949,525 shares of Common Stock, representing 31.6% of the Common Stock outstanding.

         (c) Other than the transactions described in Item 4 of this
Schedule 13D, there were no transactions by the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons named on
Schedule I hereto during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

Item 6.           Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the
                  Issuer.
                  -----------------------------------------------



         The following is added to the response to Item 6:

         On February 21, 2002, Mafco Holdings, Investments Corp., JPMCB and JPMS entered into the Term Sheet. Pursuant to the Term Sheet, on February 27, 2002 Investments Corp., JPMCB and JPMS entered into the Stock Purchase Agreement and a Pledge Agreement with respect to 1,000,000 shares of Common Stock. On February 27, 2002, pursuant to the Pledge Agreement Investments Corp. deposited into a collateral account with JPMCB 1,000,000 shares of Common Stock (the "Underlying Shares") and JPMCB paid to Investments Corp. $19,683,803. On the Maturity Date or earlier termination of this transaction pursuant to the Stock Purchase Agreement, Investments Corp. will have the right to settle its obligations to JPMCB with respect to the Underlying Shares by delivering to JPMCB from the collateral account a number of shares of Common Stock (or, at the option of Investments Corp., the cash equivalent of such shares) with a value equal to the product of
(a) the number of Underlying Shares and (b) the Exchange Rate.

         The Exchange Rate will be determined as follows:

         (i) if the average closing price per share of Common Stock on the first 20 trading days beginning 30 trading days prior to the Maturity Date or the earlier termination of this transaction pursuant to the Stock Purchase Agreement (the "Maturity Price") is less than or equal to $24.92 (the "Reference Price"), the Exchange Rate will be ONE (1);

         (ii) if the Maturity Price is greater than the Reference Price but less than or equal to $49.83 (the "Threshold Price"), the Exchange Rate will be a fraction equal to the Reference Price divided by the Maturity Price; or

         (iii) if the Maturity Price is greater than the Threshold Price, the Exchange Rate will be a fraction equal to ONE (1) minus a fraction, the numerator of which will equal the excess of the Threshold Price over the Reference Price and the denominator of which will equal the Maturity Price.

                  In addition, Mafco Holdings, Investments Corp., the Company, JPMCB and JPMS entered into a Registration Agreement with respect to 1,000,000 shares of Common Stock dated as of February 21, 2002. It provides for the filing and keeping effective of a registration statement and the preparation of a prospectus with respect to such shares and contains customary representations, warranties, covenants and indemnities.


Item 7.           Materials to be Filed as Exhibits.
                  ---------------------------------

                  Item 7 is hereby amended to add the following at the end thereof:


                  Exhibit 51. Term Sheet dated as of February 21, 2002 among Mafco Holdings Inc., GSB Investments Corp., JPMorgan Chase Bank and J.P. Morgan Securities Inc.

                  Exhibit 52. Stock Purchase Agreement dated February 27, 2002 among GSB
                                    Investments Corp., JPMorgan Chase
                                    Bank and J.P. Morgan Securities Inc.

                  Exhibit 53. Pledge Agreement dated February 27, 2002 among GSB Investments Corp., JPMorgan Chase Bank and J.P. Morgan Securities Inc.

                  Exhibit 54. Registration Agreement dated as of February 21, 2002 among Mafco
                                    Holdings Inc., GSB Investments
                                    Corp., Golden State Bancorp Inc.,
                                    JPMorgan Chase Bank and J.P. Morgan
                                    Securities Inc.


                                 SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: March 4, 2002

                                          MAFCO HOLDINGS INC.


                                          By: /s/ Glenn P. Dickes
                                             ---------------------------------
                                             Glenn P. Dickes
                                             Senior Vice President


                                          GSB INVESTMENTS CORP.


                                          By: /s/ Glenn P. Dickes
                                             ---------------------------------
                                             Glenn P. Dickes
                                             Senior Vice President



                               EXHIBIT INDEX



Exhibit

51.               Term Sheet dated as of February 21, 2002 among
                  Mafco Holdings Inc., GSB Investments Corp.,
                  JPMorgan Chase Bank and J.P. Morgan Securities Inc.

52. Stock Purchase Agreement dated February 27, 2002 among GSB Investments Corp., JPMorgan Chase Bank and J.P. Morgan Securities Inc.

53. Pledge Agreement dated February 27, 2002 among GSB Investments Corp., JPMorgan Chase Bank and J.P.
                  Morgan Securities Inc.

54.               Registration Agreement dated as of February 21,
                  2002 among Mafco Holdings Inc., GSB Investments
                  Corp., Golden State Bancorp Inc., JPMorgan Chase Bank and J.P. Morgan Securities Inc.